Temecula Football Club LLC (the "Company") a Delaware

Company

Financial Statements

For the fiscal year ended December 31, 2022

Temecula Football Club
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
1000 · Checking	5,748.14
Total Checking/Savings	5,748.14
Other Current Assets	
1150 · Inventory	25,941.82
1155 · Rent Deposit	2,600.00
Total Other Current Assets	28,541.82
Total Current Assets	34,289.96
Fixed Assets	
15000 · Furniture and Equipment	8,524.13
17000 · Accumulated Depreciation	-1,420.74
Total Fixed Assets	7,103.39
TOTAL ASSETS	**41,393.35**
LIABILITIES & EQUITY	
Equity	
30001 · Owners Capital Contirbution	10,000.00
32000 · Retained Earnings	12,396.00
Net Income	18,997.35
Total Equity	41,393.35
TOTAL LIABILITIES & EQUITY	**41,393.35**

Temecula Football Club
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
47900 · E-Commerce Revenue	124,030.00
Total Income	124,030.00
Cost of Goods Sold	
5000 · Cost of Goods Sold	8,667.98
Total COGS	8,667.98
Gross Profit	115,362.02
Expense	
60400 · Bank Service Charges	15.00
61700 · Computer and Internet Expenses	600.00
62400 · Depreciation Expense	1,420.74
63300 · Insurance Expense	5,000.00
63401 · Intuit Fees	360.00
63405 · Advertising - Marketing	830.00
64300 · Meals and Entertainment	2,380.53
64900 · Office Supplies	5,602.83
64901 · Office Expense	3,595.23
66000 · Payroll Expenses	47,109.00
67100 · Rent Expense	15,648.00
67200 · Repairs and Maintenance	8,727.10
68100 · Telephone Expense	720.00
68400 · Travel Expense	1,757.62
68600 · Utilities	2,598.62
Total Expense	96,364.67
Net Ordinary Income	18,997.35
Net Income	**18,997.35**

Temecula Football Club
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	18,997.35
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1150 · Inventory	-5,154.18
1155 · Rent Deposit	-2,600.00
Net cash provided by Operating Activities	11,243.17
INVESTING ACTIVITIES	
15000 · Furniture and Equipment	-8,524.13
17000 · Accumulated Depreciation	1,420.74
Net cash provided by Investing Activities	-7,103.39
Net cash increase for period	4,139.78
Cash at beginning of period	1,608.36
Cash at end of period	**5,748.14**

Temecula Football Club LLC
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended 2022
Balance at January 1	$10,000
Net Income	$18,997.35
Owner's Equity	$12,396
Balance at December 31	$41,393.35

Temecula Football Club LLC.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022
$USD

1. ORGANIZATION AND PURPOSE

Temecula Football Club LLC. (the "Company") is a company organized in August 02, 2013 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.